Copa Holdings Announces Monthly Traffic Statistics For June 2017

PANAMA CITY, July 17, 2017 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for June 2017:

For the month of June 2017, Copa Holdings' system-wide passenger traffic (RPMs) increased 14.7% year over year, while capacity (ASMs) increased 13.3%. As a result, system load factor for the month was 82.2%, a 1.0 percentage point increase when compared to June 2016.

Operating Data	Jun	Jun	% Change	YTD	YTD	% Change
	2017	2016	(YOY)	2017	2016	(YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	2,003.9	1,769.4	13.3%	11,602.5	10,902.8	6.4%
RPM (mm) (2)	1,648.0	1,436.7	14.7%	9,506.6	8,484.3	12.0%
Load Factor (3)	82.2%	81.2%	1.0p.p.	81.9%	77.8%	4.1p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 75 destinations in 31 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 101 aircraft: 80 Boeing 737NG aircraft and 21 EMBRAER-190s. For more information visit www.copa.com.

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CONTACT: Raúl Pascual, Panamá, Director – Investor Relations, (507) 304-2774